

Mail Stop 3720

December 4, 2017

Ronald A. Duncan
President and Chief Executive Officer
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

     Re: General Communication, Inc.
               Amendment No. 2 to Registration Statement on Form S-4
               Filed November 20, 2017
               File No. 333-219619

Dear Mr. Duncan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2017 letter.

General

1.   Please provide us with a detailed legal analysis explaining why Broadband HoldCo ("Broadband"), wholly-owned subsidiary of GCI Liberty, will not be an investment company required to register under the Investment Company Act, including any exemptions that Broadband intends to rely upon and why the exemptions are available to Broadband. Among other things, your analysis should include data indicating the value of Broadband's investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis.

2.   Please confirm that the margin loan of approximately $1 billion against the Liberty
        Broadband shares held by Broadband is for a bona fide business purpose and explain the
        bona fide business purpose.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French,
Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser,
at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810
with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications